Filed by The AZEK Company Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: The AZEK Company Inc.

Commission file number: 001-39322

The following set of Frequently Asked Questions was made available to employees of The AZEK Company Inc. on March 23, 2025.

1.	Why is AZEK combining with James Hardie?

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In recent years, we have experienced incredible growth and more than doubled our sales volume, nearly tripled our Adjusted EBITDA, increased brand awareness across our offerings, meaningfully expanded our presence and become an employer of choice.

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You have helped us build the company we are today, and we want to keep building for the future. By combining with James Hardie, we are positioning AZEK for the next phase, which will allow us to build upon our proven track record of success to further accelerate business growth, innovation and material conversion and benefit from our world-class talent across the combined company.

•	James Hardie recognizes what we have accomplished and has great admiration for our brands, team, strong execution and future growth potential.

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Combining our industry-leading brands positions us well to sell more products to more people, drive material conversion, and continue to create the best, most innovative products and deliver the best-in-class service to our consumers, contractors and channel partners.

•	As part of a larger company, we can combine our shared resources to unlock more opportunities for our business, team and partners across the value chain.

2.	Who is James Hardie?

•	James Hardie is a leading siding brand in North America headquartered in Chicago.

•	James Hardie was founded in Australia and entered the U.S. over 30 years ago.

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Just like AZEK, James Hardie is heavily focused on converting the way the U.S. building industry utilizes traditional materials and operates with a “Homeowner Focused, Customer & Contractor Driven” approach to building demand across the network.

•	Through this transaction, we are bringing together two well-respected, high-growth and innovative companies to build on our respective successes.

•	James Hardie has over 5,000 global employees and operates across three business segments – North America Fiber Cement, Asia Pacific Fiber Cement and Europe Building Products.

•	We encourage you to read more about James Hardie here.

3.	What will happen to AZEK’s overarching strategy and goals? How will James Hardie support those efforts?

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Our core strategy centered around material conversion and operational excellence that has contributed to our growth and success in recent years will remain central to our team as a part of James Hardie.

•	Upon close of the transaction, AZEK will operate as a business within James Hardie’s North American segment.

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With James Hardie’s support and additional resources as part of a larger organization, we will continue to accelerate all of our important work and be well positioned to drive sustained above-market growth as a leader in our categories.

•	James Hardie supports our business and shares our customer-centric philosophy and focus on innovation.

4.	What are James Hardie’s expectations of AZEK and goals for the combined company? How does James Hardie measure success?

•	James Hardie was attracted to us because of our position, world-class talent and recognized brands. All of these qualities will be applied across our combined company.

•	As part of James Hardie, we must maintain our R&D and product innovation, effective sales and marketing strategies, operational excellence and commitments to deliver consistent above-market growth.

•	During the integration planning process, you will learn more about James Hardie’s strategy and business operations.

5.	Will this change my role at AZEK or any of my day-to-day responsibilities? Will our work processes change?

•	Between now and closing, AZEK continues to operate as a standalone company, and you should not expect to see any changes to your role or responsibilities, or how AZEK operates.

•	Following close, as we integrate the businesses over time there may be changes to certain operating processes and practices to align with James Hardie’s ways of working.

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A joint cross functional integration planning team is being formed and will work closely together to determine how to most effectively bring the businesses together. Should there be any changes in these areas, that will be communicated to you at the appropriate time.

6.	Will there be any changes to my current projects?

•	Between now and closing, AZEK continues to operate as a standalone company, and there are no changes to any of AZEK’s current projects.

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As part of our joint integration planning, we will consider ongoing projects across both organizations and should there be any changes, those will be communicated to specific teams at the appropriate time.

7.	When will the transaction be completed and what will happen between now and then?

•	We expect to complete the transaction in the second half of calendar year 2025, once we have received the AZEK stockholder approval and the required regulatory approvals.

•	In the meantime, both companies will continue to operate separately, and it remains business as usual.

8.	Will this change AZEK’s corporate culture?

•	We are bringing together two companies with a shared focus on innovation and building a better, more sustainable and resilient future.

•	Safety, collaboration and doing the right thing are top priorities for both companies, along with being reliable partners for our customers.

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Just like us, James Hardie’s employees are core to its business and the company is deeply focused on employee development and on providing competitive benefits and numerous programs for career development.

•	You can read more here.

9.	Will our brand names change?

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James Hardie appreciates and recognizes the value of our brands. Bringing together our respective brands is one of the many compelling benefits of the transaction that we expect the combined company to benefit from.

•	Specific details on brands will be determined as part of our joint integration planning, however no decisions have been made at this time. We will keep you updated as decisions are made.

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How will AZEK and our business units fit into the overall organization of James Hardie? When will we know what the new, combined organizational structure will be and if there are any changes to current reporting structures/my current manager?

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James Hardie operates across three business segments – North America Fiber Cement, Asia Pacific Fiber Cement and Europe Building Products. Upon close of the transaction, AZEK will operate as a business within James Hardie’s North American segment.

•	A joint cross functional integration planning team is being formed and will work closely together to determine how to most effectively bring the businesses together.

•	Additional details regarding the organizational structure post-close will be determined in the coming weeks and months. We will keep our employees updated along the way.

11.	Will the AZEK leadership team remain in place following close?

•	Following close, Jesse Singh will join the Board of Directors of James Hardie and other key AZEK leaders, including Jon Skelly, will join the combined company.

•	As with any transaction of this size, there may be select executive management transitions as we become part of James Hardie.

•	While we do not have a final answer today, we will work closely with James Hardie to ensure this is as seamless as possible for you and all stakeholders. We will update you as we know more.

•	Until closing, our leadership team will be firmly committed to ensuring the integration is a success.

12.	Will James Hardie keep our current corporate offices in Chicago or will we merge offices with James Hardie’s U.S. HQ in Chicago?

•	We will maintain our presence in Chicago given our respective headquarters.

•	Specific details on corporate footprint will be determined as part of our joint integration planning; however, no decisions have been made at this time. We will keep you updated as decisions are made.

13.	Will any plants close as a result of this announcement?

•	We have complementary manufacturing networks and expect there will be limited – if any – impact to our plant facilities.

•	But just as importantly, until closing, AZEK remains an independent company and it is business as usual, including at our plants.

14.	Will there be layoffs as a result of this transaction? When will I know if my job is impacted?

•	We and James Hardie have complementary businesses and geographic operations, and James Hardie values the extensive industry experience of our teams.

•	As with any transaction like this, there will be some overlap in certain roles.

•	A joint cross functional integration planning team will carefully evaluate the necessary resources for the combined business and will take the utmost care in making those determinations.

•	Both AZEK and James Hardie have a shared commitment to timely communications with as much notice as possible as decisions are made during the integration planning process.

•	Please remember that this announcement is the first step in this process and we are operating as usual.

15.	Will employees be paid severance if they are terminated as a result of the transaction with James Hardie?

•	Please remember that this announcement is the first step in this process and many decisions still need to be made as we bring the companies together.

•	We and James Hardie have complementary businesses and geographic operations, and James Hardie values the extensive industry experience of our teams.

•	We will work closely with the James Hardie team over the coming months to plan for a thoughtful and successful integration.

•	Decisions that impact our team members are always taken seriously. We will continue to update you as we have information to share.

•	Anyone who is impacted as a result of the transaction with James Hardie will be eligible for severance and we will support our impacted teams with as many resources as possible.

16.	Will there be any changes to AZEK’s current recruiting efforts?

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Between now and closing, AZEK is operating as an independent company and there will be no changes to our recruiting efforts. Should there be any changes between now and closing to specific open roles, your HR team will communicate those.

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All of AZEK’s advantages as a workplace remain the same – we are an industry-leading and innovative company, and we are only enhancing our long-term growth potential though this combination with James Hardie.

17.	Should I expect any changes to my compensation, benefits, or other terms of my employment?

•	Until the transaction closes, there is no change to your compensation structure or benefits, including AZEK’s 401(k) and health plans.

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For at least one year after closing, employees who continue on as part of the combined company should expect to see no changes to their current base pay, nor their current target level of incentive compensation.

•	As integration planning progresses, we will communicate any future changes on a timely basis.

18.	What happens to the AZEK stock I own?

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Upon closing, you will receive $26.45 in cash and 1.0340 shares of James Hardie stock for each share of AZEK common stock that you own. AZEK stockholders do not need to take any action at this time. We will be communicating separately with all AZEK stockholders, including employee owners, down the line.

19.	Will there be any impact to AZEK’s OEIP or 2025 annual bonus payments?

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There will be no changes to our bonus structure prior to the closing of the transaction, after which James Hardie has agreed to maintain compensation and annual target bonus levels at current levels for one year.

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For fiscal 2025, if the closing of the transaction occurs prior to December 1, 2025, then you will receive your annual bonus no later than such date. If the transaction closes after December 1, 2025, bonuses will be paid out at the same time as they have been paid out historically.

20.	What about my AZEK Stock Options?

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If you have AZEK Stock Options that have vested, you will receive, for each of your AZEK Stock Options, an amount in cash equal to the aggregate value of the cash and stock paid for each share of AZEK common stock minus the exercise price of your AZEK Stock Option less any applicable tax withholdings when the transaction closes.

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If you have AZEK Stock Options that have not vested, when the transaction closes, those will automatically convert into a number of James Hardie Stock Options with an exercise price that preserves the spread value of the AZEK Stock Options.

21.	What about my AZEK restricted stock units (RSUs) and performance stock units (PSUs)?

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If you have AZEK RSUs and/or PSUs that have not vested, those will automatically convert into James Hardie RSUs and a cash award with a combined value equivalent to that of your AZEK RSUs and/or PSUs when the transaction closes.

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Performance for PSUs will be based on (i) for FY 2024 and 2025, actual performance, (ii) for FY 2026, if the performance period is more than half-complete at the time of closing, the greater of target and actual performance, otherwise, at target performance, and (iii) for FY 2027, target performance.

•	The James Hardie RSUs and cash award will vest on the same schedule as your current AZEK RSUs and PSUs.

22.	What will happen to the Employee Stock Purchase Plan (ESPP)?

•	The current ESPP offering period terminate.

•	There will be no future offering periods and the ESPP will terminate immediately prior to closing.

•	All shares purchased through the ESPP will be exchanged for the same amount of cash and stock as all other AZEK shares.

23.	Will there be any changes to my work schedule or overtime opportunities?

•	It is business as usual at AZEK and until we close the transaction there are no changes to any work schedules.

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Even after the transaction closes, we expect there will be limited impact to our plant facilities and as a result, your work schedule and overtime opportunities will likely remain the same following close.

•	Both AZEK and James Hardie have a shared commitment to timely communications and we will share any future changes with as much notice as possible.

24.	Are there changes to my pay schedule?

•	We expect limited impact to our plant/manufacturing operations and as such, we do not expect immediate changes to our payroll processes post-close.

•	Payroll processing is a topic that will be addressed as part of our joint integration planning with James Hardie.

•	Both AZEK and James Hardie have a shared commitment to timely communications, and we will share any future changes with as much notice as possible.

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Please remember that this announcement is the first step in this process, and we expect to close the transaction in the second half of calendar year 2025. Until then, AZEK remains an independent company and it is business as usual, including with respect to how and when employees are paid.

25.	Will there be any changes to AZEK’s community giving programs?

•	This is one of the many items that will be determined as part of our joint integration planning.

•	We are incredibly proud of the social impact work that we do to support our communities and causes that are important to our employees.

•	This is a commitment James Hardie shares, which you can read about here.

26.	Am I allowed to contact my counterpart at James Hardie?

•	No. We have strict guidelines and legal requirements prior to closing, and you should not engage with James Hardie employees unless a member of AZEK’s leadership team asks you to do so.

•	Our two companies will continue to operate independently until the close of the transaction. It is business as usual.

•	In the coming weeks, we will establish a joint cross functional team to facilitate a successful integration.

27.	If I see a position posted at James Hardie I’d like to apply for, what should I do?

•	Until the transaction closes, which we expect to occur in the second half of calendar year 2025, we are continuing to operate as a standalone company. This means there is no change to your job.

•	The joint cross functional integration planning team will carefully evaluate the necessary resources for the combined business and will take the utmost care in making those determinations.

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Should your job be impacted by the transaction, we will assist you through that process and provide as much support as possible, including finding ways to apply for a different job within James Hardie.

28.	Will the transaction affect our relationships with customers, distributors and suppliers?

•	As we continue to grow and innovate as a combined company, we will have access to more resources to accelerate our growth opportunities and better serve our customers.

•	We will continue to provide our customers with excellent service and high-quality products.

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We expect a seamless transition for all of our stakeholders and should there be any process changes following close, those will be communicated to our customers, distributors and suppliers on a timely basis.

29.	Will there be any changes to how we market AZEK products?

•	James Hardie appreciates the value of our brands, and we expect to continue marketing our products under our existing recognized brands.

30.	Will our sales team have the opportunity to sell James Hardie’s products to our customers/distributors and vice versa?

•	Yes, following the close of the transaction. This is one of the many exciting benefits of the transaction that we will be able to pursue following close.

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The consumer journeys for siding and decking often overlap and by uniting our two highly complementary companies, we will be able to sell a broader range of innovative outdoor living and exteriors products to more customers across new construction and the R&Rs.

•	But we are operating business as usual for the time being and nothing has changed at this time.

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Please remember that this announcement is the first step in this process and we expect to close the transaction in the second half of calendar year 2025. Until then, AZEK remains an independent company.

31.	Will there be any changes to our pricing or current contracts with customers, distributors or suppliers?

•	We expect a seamless transition for customers, distributors and suppliers, including with respect to ongoing engagements.

•	We are just beginning joint integration planning with James Hardie and these are details that will be discussed and finalized as we work toward closing.

32.	What should I tell customers/distribution partners if they ask about this transaction?

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First and foremost, please note in any conversations that until the transaction closes, which won’t occur for many months, AZEK remains an independent company and there are no changes to our offerings, pricing or current contracts because of today’s announcement.

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When discussing any benefits of the transaction, you should highlight that it will provide an exciting opportunity to provide them with a broader range of innovative outdoor living and exteriors products across siding, exterior trim, decking, railing and pergolas.

33.	Who can I contact if I have more questions?

•	If you have additional questions, please contact your manager.

•	As always, we will provide updates on the process as we have news to share.

34.	What do I do if I am contacted by an outside third party such as members of the media or investors?

•	Consistent with our usual practice, if you receive outside inquiries from the media or investors please do not respond. Outside inquiries should be referred to:

•	Media: Amanda Cimaglia, Amanda.Cimaglia@azekco.com

•	Investors: Eric Robinson, Eric.Robinson@azekco.com

Cautionary Disclosure Regarding Forward-Looking Statements

Statements in this communication, including statements regarding the proposed acquisition of The AZEK Company Inc. (“AZEK”) by James Hardie Industries plc (“JHX”), that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include statements about the anticipated benefits of the proposed transaction between JHX and AZEK (the “Transaction”), including estimated synergies, and the expected timing of completion of the Transaction; statements about the Company’s future performance; and statements regarding the Company’s plans, objectives or goals. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements of JHX and AZEK, respectively, are based on the current expectations, estimates and assumptions of JHX and AZEK, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of JHX or AZEK. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by AZEK’s stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of JHX and AZEK to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the Transaction on the market price of JHX’s and/or AZEK’s shares and/or on their respective businesses, financial conditions, results of operations and financial performance; uncertainties as to access to financing (including financing for the Transaction) on a timely basis and on reasonable terms; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the JHX shares to be issued in the Transaction and the contemplated listing arrangements for JHX shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of JHX’s and AZEK’s businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions; the risk of other Transaction-related disruptions to the businesses, including business plans and operations, of JHX and AZEK; and the possibility that, as a result of the Transaction or otherwise, JHX could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all.

These factors are not necessarily all of the factors that could cause JHX’s, AZEK’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm JHX’s, AZEK’s or the combined company’s results.

The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward-looking statements. All forward-looking statements attributable to JHX, AZEK or the combined company, or persons acting on JHX’s or AZEK’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements in this communication speak only as of the date of this communication and are statements of then-current expectations concerning future results, events and conditions. Neither JHX nor AZEK assumes any obligation to update any forward-looking statements or information except as required by law. If JHX or AZEK updates one or more forward-looking statements, no inference should be drawn that JHX or AZEK will make additional updates with respect to those or other forward-looking statements. Further information regarding JHX, AZEK and factors that could affect the forward-looking statements contained herein can be found in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, and in its other documents filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), and in AZEK’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the SEC.

Important Information and Where to Find It

In connection with the proposed transaction between JHX and AZEK, JHX will file with the SEC a registration statement on Form F-4, which will include a proxy statement of AZEK that also serves as a prospectus of JHX (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they contain or will contain important information. The definitive proxy statement/prospectus will be sent to AZEK’s stockholders. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents that are filed or will be filed with the SEC by JHX or AZEK through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by JHX will be available from JHX free of charge on JHX’s website at ir.jameshardie.com.au or upon request submitted to JHX by e-mail addressed to investor.relations@jameshardie.com.au. Copies of documents filed with the SEC by AZEK will be available from AZEK free of charge on AZEK’s website at investors.azekco.com or upon request submitted to AZEK by mail addressed to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607. The information included on, or accessible through, JHX’s or AZEK’s website is not incorporated by reference into this communication.

Participants in the Solicitation

JHX and certain of its directors, executive officers and other employees, and AZEK and its directors and certain of AZEK’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about JHX’s directors and executive officers is contained in “Section 1—Directors, Senior Management and Employees” in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on May 20, 2024; in Exhibit 99.7 to JHX’s report on Form 6-K furnished to the SEC on May 21, 2024; in Exhibits 99.6 through 99.13 to JHX’s report on Form 6-K furnished to the SEC on June 21, 2024; in Exhibit 99.2 to JHX’s report on Form 6-K furnished to the SEC on July 12, 2024; in Exhibit 99.6 to JHX’s report on Form 6-K furnished to the SEC on August 13, 2024; in Exhibit 99.11 to JHX’s report on Form 6-K furnished to the SEC on August 23, 2024; in Exhibits 99.5 through 99.13 to JHX’s report on Form 6-K furnished to the SEC on September 20, 2024; in Exhibits 99.4 through 99.12 to JHX’s report on Form 6-K furnished to the SEC on December 20, 2024; and in other documents subsequently filed or furnished by JHX with the SEC. Information about AZEK’s directors and executive officers is contained in “Nominees for Director,” “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Compensation Discussion and Analysis,” “2024 CEO Pay Ratio Disclosure,” “Pay-Versus-Performance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Related Person Transactions” in AZEK’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, filed with the SEC on January 13, 2025; in AZEK’s Current Report on Form 8-K (Amendment No. 1) filed with the SEC on January 24, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by AZEK’s directors and executive officers; and in other documents subsequently filed or furnished by AZEK with the SEC. Additional information regarding ownership of AZEK’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. The documents referenced above in this paragraph may be obtained free of charge as described above under the heading “Important Information and Where to Find It.” Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the joint proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.